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January 20, 2000




Ecolab Inc.
Ecolab Center
2700 N. Wabasha
Saint Paul, MN 55102

Re:  ECOLAB SAVINGS PLAN - REGISTRATION STATEMENT

Greetings:

You have requested our opinion with respect to whether the Ecolab Savings Plan, as the same has been amended and is set forth in the instrument entitled "Ecolab Savings Plan - 1998 Revision," complies with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

It is our opinion that the plan evidenced by the Ecolab Savings Plan - 1998 Revision instrument complies with the applicable requirements of ERISA.

The undersigned hereby consents to the filing of this opinion as an exhibit to the above-captioned registration statement.

Very truly yours,


/s/Thomas E. Lund
Thomas E. Lund